AUDITORS’ CONSENT

We have read the Amendment No. 1 to the Form F-4 Registration Statement of Ainsworth Lumber Co. Ltd. (the “Company”) dated July 15, 2004 relating to the offering of US $210,000,000 of 6.75% senior notes due March 15, 2014 of the Company. We consent to the use in the above-mentioned Registration Statement of our report to the directors of Voyageur Panel Limited on the balance sheets of Voyageur Panel Limited as at December 31, 2003 and 2002 and the statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated April 27, 2004.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

signed “KPMG LLP”

Chartered Accountants

Winnipeg, Canada
July 15, 2004